UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

ZAPATA COMPUTING HOLDINGS INC.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

98906V100

(CUSIP Number)

March 28, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98906V100	13G	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Prelude Fund, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,317,219
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,317,219

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,317,219
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.0%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 98906V100	13G	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Prelude Ventures LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,317,219
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,317,219

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,317,219
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.0%
12.	TYPE OF REPORTING PERSON OO

CUSIP No. 98906V100	13G	Page 4 of 7 Pages

Item 1(a).	Name of Issuer:

Zapata Computing Holdings Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

100 Federal Street, Floor 20, Boston, MA 02110.

Item 2.	Name of Person Filing:

(a) – (c)	Name of Persons Filing; Address; Citizenship
This statement on Schedule 13(G) is being filed jointly by the following persons, each a “Reporting Person”:

i.	Prelude Fund, LP, a Delaware limited partnership; and

ii.	Prelude Ventures LLC, a Delaware limited liability company. Prelude Ventures LLC is the general partner of Prelude Fund, LP.

The principal business address of the Reporting Persons is One Ferry Building, Suite 300, San Francisco, CA 94111.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001.

Item 2(e).	CUSIP Number:

98906V100

Item 3.	Not applicable.

Item 4.	Ownership.

The information requested in this item is incorporated herein by reference to the cover pages to this Schedule 13G.

Calculations are based on information from the Issuer that 29,092,879 shares of Common Stock of the Issuer were outstanding as of March 28, 2024 following the business combination effected on March 28, 2024, between Andretti Acquisition Corp. (“AAC”), Tigre Merger Sub, Inc. (“Merger Sub”), a wholly owned subsidiary of AAC, and Zapata Computing, Inc. (“Zapata”), through the merger of Merger Sub with and into Zapata, with Zapata surviving the merger as a wholly owned subsidiary of AAC (the “Business Combination”). In connection with the Business Combination, AAC changed its name to Zapata Computing Holdings Inc.

CUSIP No. 98906V100	13G	Page 5 of 7 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a–11.

CUSIP No. 98906V100	13G	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 5, 2024

PRELUDE FUND, LP

By: Prelude Ventures LLC
Its: General Partner

/s/ Mark Cupta
Name: Mark Cupta
Title: Managing Director

PRELUDE VENTURES LLC

/s/ Mark Cupta
Name: Mark Cupta
Title: Managing Director